SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 1 September 2006, for the month of August, 2006
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☑	Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No : ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

01.08.06 08:30 Marked=OB TEL            SHARE OPTION EXERCISE             andre børsmeldinger
In connection with Telenor`s share option programs of 2002, 2003 and 2004 for managers and key personnel, 148,333 options has been exercised. The exercise prices are NOK 38.70, NOK 26.44 and NOK 48.36 respectively. Telenor will provide the shares to the persons that exercised options by acquiring shares in the market.
01.08.06 08:36 Marked=OB TEL            MANDATORY NOTIFICATION OF TRADE             meldepliktig handel
Executive Vice President and head of Telenor`s Nordic mobile and fixed network operations, Morten Karlsen Sørby, has on July 31st 2006 exercised 70,000 options granted February 21st 2002 and 75,000 granted February 21st 2003. In connection with the exercise of options, Morten Karlsen Sørby has increased his shareholding in Telenor by 2,000 shares.
Executive Vice President and head of Telenor`s Nordic mobile and fixed network operations, Morten Karlsen Sørby, has on July 31st 2006 exercised 70,000 options granted February 21st 2002 and 75,000 granted February 21st 2003. The exercise price is respectively NOK 38.70 and 26.44. In connection with the exercise of options, Morten Karlsen Sørby has increased his shareholding in Telenor by 2,000 shares. The remaining shares will be sold at a volume weighted average of the shares sold today in accordance with the option exercise. Morten Karlsen Sørby has after this 55,000 options and 9,794 shares in Telenor, including the shares of close related parties.
01.08.06 13:53 Marked=OB TEL            CAPITAL REDUCTION             firmaattest
In accordance with the resolution from the Annual General Meeting 23 May 2006, Telenor has today reduced the share capital with a total of NOK 157,774,338. This is done by cancelling 12,105,182 own shares and by redeeming 14,190,541 shares held by the Kingdom of Norway through the Ministry of Trade and Industry. The share capital subsequent to the capital reduction is NOK 10,081,647,420 divided into 1,680,274,570 shares, each with a par value of NOK 6.
02.08.06 08:47 Marked=OB TEL            SHARE BUY BACK IN RELATION TO OPTION EXERCISE             meldepliktig handel
Telenor ASA has on August 1, 2006 purchased 148,333 own shares at an average price of NOK 79.33 per share. All these shares will be transferred to those who exercised options on August 1, 2006 (please see notice sent to the Oslo Stock Exchange on August 1, 2006). Telenor ASA will not have any own shares after this. The transaction is part of a buyback authorisation approved by Telenor`s Annual General Meeting on May 23, 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
Name: Trond Westlie
(sign.)
Title: CFO
Date: 1 September, 2006